

July 26, 2010

By U.S. Mail and Facsimile to: (810) 766-6938

Lisa T. McNeely
Senior Vice President and Interim Chief Financial Officer
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, MI 48502

> **Re: Citizens Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-33063**

Dear Ms. McNeely:

    We have reviewed your response and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In several of your responses to our comment letter dated May 19, 2010, you have indicated that you will provide additional disclosures in your next Form 10-K. We believe the requested information is important for investors to have and that such information was omitted from past filings; therefore, please provide the previously requested information in your next Form 10-Q as possible.

Pre-Tax Pre-Provision Core Operating Earnings, page 32

2.   Please refer to your response to comment 3 of our letter dated May 19, 2010. We note, for instance, that in the proposed revisions in response to comment 4 of that same letter that in the heading of the pre-tax pre-provision profit measure that you

have not clearly marked the measure as non-GAAP. We also note that within that write-up there is no reference to the fact that this is a non-GAAP measure. We reissue comment 3 of our May 19, 2010 comment letter. Please label all non-GAAP measures as such wherever presented and provide a cross-reference to the reconciliation of them to their nearest GAAP measure.

3.   Please refer to your response to comment 4 of our letter dated May 19, 2010 and address the following:

- You state that pre-tax pre-provision profit (PTPP) allows and investors and others to better understand underlying trends separate from the volatility and market specific economic pressures on your loan and securities portfolio. It is not clear how you are able to separate economic factors from your performance since those very factors drive your performance. It seems separating them provides an arbitrary measure as of a date that will not compare to the same measure at another date unless the economic factors on that other date are exactly the same, which seems highly unlikely. Please revise to provide an expanded discussion of why you believe separating market specific economic pressures from your loan and securities portfolio, considering that those pressures drove the results of your portfolios, and to further discuss why PTPP offers any comparability between periods on a consistent basis, considering the constant changing a nature of these economic factors.

- To the extent you continue to disclose this measure, please revise to provide an expanded discussion of the procedures used to ensure that this is "calculated appropriately", defining what you mean by the term "appropriately", and to ensure that your performance is properly reflected to facilitate consistent period-to-period comparisons. Discuss, for instance, how you are able to capture and quantify changes in economic pressures between periods such that this measure is able to provide relevant information. Further, clearly disclose how the related measure is defined for compensation purposes.

- Please revise to quantify the amount of compensation based on this measure for the periods presented and discuss the fact that such compensation was designed such that it does not fluctuate with management's performance at managing loan losses, securities impairments, or other asset impairments.

Loan Portfolio, page 50

4.   Please refer to your response to comment 6 of our letter dated May 19, 2010. The purpose of our comment was not to illicit disclosure of the very specifics of your underwriting criteria for each loan product but was directed at providing more

transparency around what appears to be an overly general, high-level discussion of how you underwrite loans. Such a boiler plate discussion may impede the ability of investors and others to fully understand the risks in your loan portfolio. For instance, absent disclosure of whether or not adjustable rate loans are underwritten at fully indexed rates, it is more difficult to assess the potential future performance of these loans. Without disclosures of loan to value ratios, it is not clear how investors and others will be able to assess the underlying risks in your portfolio. Please revise future filings beginning in your June 30, 2010 Form 10-Q to provide more transparency around the criteria you use to underwrite loans. Further, as previously requested, revise your future filings to inform readers as to the magnitude of your subprime, initial teaser rate, and negative amortization loans as well as your non-conforming loans. If you believe that the balance of those loans are at present immaterial, revise to disclose that fact.

Nonperforming Assets, page 56

5.   Please refer to your response to comment 7 of our letter dated May 19, 2010 and ensure that you specifically disclose whether you have classified the restructured loans referenced in your response as TDR's, whether they are classified as performing or non-performing and what your policy is for classifying them as such is.

Allowance for Loan Losses, page 56

6.   Please refer to your response to comment 8 of our letter dated May 19, 2010. Our comment was not intended to illicit quantified information regarding management's expectations regarding expected charge-offs in 2010; however, it was intended to illicit a qualitative discussion of those expectations based on the relationship of the ratios noted in that comment. We note your proposed revisions seem to focus on the ratio of the allowance for loan losses to the total loan portfolio which, while potentially meaningful on a portfolio basis, does not consider the fact that future charge-offs are more closely tied to the total amount of non-performing loans. Please revise to provide a more detailed discussion of the trends depicted by the ratio of the allowance for loan loss as a percentage of non-performing loans and the specific factors contributing to the changes in that ratio between periods.

7.   Your response to comment 10 of our letter dated May 19, 2010 indicates that you will disclose that troubled debt restructures are evaluated for impairment under specific allocated reserve guidance. As such, it would appear that the modifications would be considered as part of the quantified determination of the allowance on these specific loans. While we believe this is helpful disclosure, it does not fully address the point of your disclosure that loan modifications are considered as one of the qualitative factors considered by management in

computing your allowance for loan losses. Revise your future filings to clarify whether your previous disclosure was meant to indicate that you considered loan modifications as a <u>qualitative</u> factor when computing your general reserve. If so, more clearly disclose how you considered the impact of loan modifications on asset quality and your general allowance.

<u>Goodwill, page 60</u>

8.   Please address the following related to your response to comment 12 of our letter dated May 19, 2010.

- Please tell us how the cash flows used in determining the fair value of the regional banking segment compared to the historical cash flows of that segment.

- Please tell us and disclose in future filings the impact of increasing the discount rate by 1% for each testing date during 2009 both in terms of amount and on your impairment methodology.

- Tell us the amount of the fair value adjustment to the loan portfolio, and explain how it compares to your SFAS 157 disclosures.

<u>Executive Compensation, page 119</u>

<u>Long-Term Equity-Based Compensation, page 28 of Definitive Proxy Statement on Schedule 14A</u>

9.   You disclose that the restricted shares granted to named executive officers will vest if certain performance measures are met, including the improvement of pre-tax pre-provision core operating earnings. Please discuss how the use of this metric is consistent with the objective of aligning the financial interests of your executive officers with the long-term interests of your shareholders. Refer to Item 402(b)(1)(vi) of Regulation S-K.

<u>Exhibits and Financial Statement Schedules, page 121</u>

10.   We note your response to comment 15 in our letter dated May 19, 2010 and we are unable to agree with your analysis. Please file Exhibit 10.45 in its entirety with your next periodic report.

<u>Closing Comments</u>

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the

Lisa T. McNeely
Citizens Republic Bancorp, Inc.
July 26, 2010
Page 5

financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief